Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

February 13, 2017

VIA EDGAR

Ms. Jennifer Gowetski Senior Counsel U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

Filed February 3, 2017
File No. 024-10659

Dear Ms. Gowetski:

This letter is submitted on behalf of Rise Companies Corp., (the “Company”) in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 13, 2017 (the “Verbal Comment”) with respect to Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-10659) filed with the Commission on February 3, 2017, relating to the Company’s offering of common stock (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing for public review Post-Qualification Amendment No. 2 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comment has been reproduced in italics herein with a response immediately following such comment. Unless otherwise indicated, page references in the description of the Staff’s comment refer to the Offering Statement, and page references in the response refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Jennifer Gowetski

Division of Corporation Finance

February 13, 2017

Part III - Exhibits

1.	Please include an updated legal opinion to cover the additional one million shares of the Company’s Class B Common Stock being offered in the Amended Filing pursuant to Post-Qualification Amendment No. 1.

Response to Comment No. 1

In response to the Staff’s comment, we have filed an updated legal opinion as Exhibit 12.1 to cover the additional one million shares of the Company’s Class B Common Stock being offered pursuant to the Amended Filing, together with an updated exhibit index.

* * * * *

Ms. Jennifer Gowetski

Division of Corporation Finance

February 13, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

[Enclosures:]

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Corporate Secretary

Rise Companies Corp.

Matt Schoenfeld, Esq.

Goodwin Procter LLP